Exhibit 99.1

Intec Pharma Appoints Roger J. Pomerantz, M.D. to Board of Directors

JERUSALEM (March 26, 2018) – Intec Pharma LTD (NASDAQ, TASE: NTEC) (“Intec” or “the Company”) today announces the appointment of Roger J. Pomerantz, M.D., F.A.C.P. to its Board of Directors. Dr. Pomerantz is President, Chief Executive Officer and Chairman of the Board of Directors of Seres Therapeutics, Inc. With this appointment, Intec’s board has seven directors including six whom are independent.

Prior to joining Seres, Dr. Pomerantz was Worldwide Head of Licensing & Acquisitions, Senior Vice President at Merck & Co., Inc., where he oversaw all licensing and acquisitions at Merck Research Laboratories, including external research, out-licensing regional deals, and academic alliances. Previously, he served as Senior Vice President and Global Franchise Head of Infectious Diseases at Merck. Prior to joining Merck, Dr. Pomerantz was Global Head of Infectious Diseases for Johnson & Johnson Pharmaceuticals, where he was responsible for all anti-infective agents worldwide.

Dr. Pomerantz earned his B.A. in biochemistry at the Johns Hopkins University and his M.D. at the Johns Hopkins School of Medicine. He completed his internal medicine internship and residency training, and his subspecialty clinical and research training in infectious diseases and virology at the Massachusetts General Hospital of Harvard Medical School. His post-doctoral research training in molecular retrovirology was obtained at both Harvard Medical School and the Whitehead Institute of the Massachusetts Institute of Technology (MIT), in the laboratory of Nobel Laureate Dr. David Baltimore. Dr. Pomerantz also served as the Chief Resident at the Massachusetts General Hospital. Following his medical-scientist training, he was an Endowed, Tenured Professor of Medicine and Molecular Pharmacology and Chairman of the Infectious Diseases Department of Thomas Jefferson University in Philadelphia. Dr. Pomerantz is an internationally recognized expert in HIV molecular pathogenesis and latency. He has developed eleven approved drugs in important diseases including HIV, HCV, CMV, MDR-Tuberculosis, and Clostridium difficile infection.

Dr. Pomerantz has extensive board experience and currently serves as a Director on the boards of Rubius Therapeutics, Inc. and Contrafect, Inc., where he is Vice Chairman. In addition, he is Senior Advisor to the boards of InnaVirVax and PathoVax LLC. Dr. Pomerantz serves as the Chairman of the Scientific Advisory Board of Aridis Pharmaceutical and is a Venture Partner at Flagship Pioneering where he works on biotechnology company creation and consultation for the Flagship portfolio companies’ boards of directors.

“We are delighted to have Roger join Intec’s Board at this pivotal time in the Company’s evolution. His counsel on a range of strategic issues will be instrumental as we near the completion of our Phase 3 ACCORDANCE clinical trial of AP-Carbidopa/Levodopa (AP-CD/LD) to treat Parkinson’s Disease, advance our pre-commercial activities and accelerate the continued development of our innovative Accordion Pill drug delivery solution in a variety of new indications,” stated John W. Kozarich, Ph.D., Chairman of the Board of Intec Pharma. “Roger’s considerable board experience will be of great value as we seek to expand our clinical development pipeline and advance collaborations and partnership opportunities with our proprietary Accordion Pill technology.”

“This is a very exciting time to be joining Intec’s board as the Company is finalizing late stage testing of its Parkinson’s Disease therapeutic and is leveraging its Accordion Pill platform to bring enhanced treatment options to patients across a broad spectrum of therapeutic areas,” said Dr. Pomerantz. “I’m delighted to offer my insights and work with this Board as Intec drives long-term value creation and moves towards approval, launch and commercialization of its first product.”

About Intec Pharma Ltd.

Intec Pharma is a clinical-stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company’s Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company’s product pipeline includes two product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CD/LD, which is being developed for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients, and AP-cannabinoids, an Accordion Pill to deliver either or both of the primary cannabinoids contained in Cannabis sativa, cannabidiol (CBD) and tetrahydrocannabinol (THC) for various indications including low back neuropathic pain and fibromyalgia.

For more information, visit www.intecpharma.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and the company undertakes no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of the company’s control. Important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements are described in the sections titled “Risk Factors” in the company’s filings with the Securities and Exchange Commission, and include the following: the company’s ability to develop and commercialize its product candidates and obtain additional financing necessary therefor; the length, cost and uncertain results of the company’s clinical trials; including uncertainty regarding the Company’s ability to enroll the required number of patients therein; the potential of adverse side effects, other safety risks, or legal prohibitions on the use of certain products in certain jurisdictions that could preclude the approval of the company’s drug candidates; the availability of reimbursement from government authorities and health insurance companies for the company’s products; the impact of product liability lawsuits; and the influence of extensive and costly government regulation.

Intec Pharma Investor Contact:

Bob Yedid

LifeSci Advisors

(646) 597-6989

bob@lifesciadvisors.com

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